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                                                                  EXHIBIT 23.2

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference in the registration statements (No. 333-00633 on Form S-8 and No. 33-59595 on Form S-3) of our report dated March 10, 1995 on the consolidated balance sheet as of December 31, 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the two years then ended included in Striker Industries, Inc.'s Form 10-K for the fiscal year ended December 31, 1995. Reference is made to said report which includes an additional paragraph referring to Notes 1, 6, 7, 12 and 13 to the financial statements describing certain transactions with several international investors which were shareholders and creditors of the Company and thus related parties to the Company. Many of these transactions were conducted through foreign partnership or corporate-type entities. The effect of certain of these transactions was to increase net income for the year ending December 31, 1994, by approximately $2,600,000 more than it would have been had these transactions not occurred. The additional paragraph also discusses operating losses incurred by the Company of $1,631,000 and $2,425,000 during the years ended 1994 and 1993, respectively, and that the financial statements referred to above were prepared based on the assumption that the Company will continue operations. Management had implemented an operational realignment as more fully discussed in
Note 1 to the financial statements referred to above and had obtained an agreement from an officer/shareholder and an international investor to provide up to $3,000,000, if necessary, to allow the Company to continue its normal operations.




Houston, Texas
April 15, 1997